FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: March 25, 2003

By:

 /s/ Peter Barnes

 Name

Its:

Executive Vice-President

(Title)

FOR IMMEDIATE RELEASE

March 25, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON RIVER ANNOUNCES PROPOSED

ACQUISITION OF ADDITIONAL 25% INTEREST IN

BAJO DE LA ALUMBRERA MINE FROM BHP BILLITON

Wheaton River Minerals Ltd. (WRM: TSX, WHT: AMEX) announced today that it has exercised its pre-emptive rights and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom Limited, to acquire BHP Billiton’s 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina for US$180 million.  BHP Billiton has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005.  The deferred portion of the purchase price will bear interest at a rate of LIBOR plus 2% per annum.

Wheaton River also announced that it expects to acquire this 25% interest in conjunction with an arm’s length third party such that each will acquire a 12.5% interest in the Alumbrera mine.  Wheaton River will finance its 12.5% with debt and does not anticipate issuing additional equity.  Wheaton River expects the transaction to close in June 2003.  On March 18, 2003, Wheaton River acquired a 25% interest in the Alumbrera mine from Rio Tinto.

Closing will be subject to a number of conditions, including Wheaton River and BHP Billiton board approvals, obtaining all requisite regulatory and third party approvals and consents, including from the lenders to the Alumbrera Project and satisfaction of customary closing conditions.

Following completion of the acquisition of an additional 12.5% interest in the Alumbrera mine, Wheaton River will have 2003 annualized production of 538,000 gold equivalent ounces (450,000 gold ounces and 6.447 million silver ounces) with an estimated cash cost per gold equivalent ounce of US$99 (including by-product copper credits).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or visit www.wheatonriver.com.